

February 27, 2025

Darryl Payne
Chief Executive Officer
TV Channels Network Inc.
7582 Las Vegas Blvd. South
Las Vegas, Nevada 89123

> **Re: TV Channels Network Inc.**
> **Registration Statement on Form S-1**
> **Filed January 31, 2025**
> **File No. 333-284628**

Dear Darryl Payne:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Implications of Being an Emerging Growth Company, page 1

1. Please update your disclosure to reflect that the current revenue threshold for an Emerging Growth Company (EGC) is $1.235 billion. Also update your disclosure to reflect the current qualifications for smaller reporting company status. Refer to the definitions of EGC and smaller reporting company in Rule 405 under the Securities Act.

Prospectus Summary
Our Company, page 1

2. Please clarify in this section that you are a development stage company, have not yet generated any revenue and the company's independent auditors have raised doubt about the company's ability to continue as a going concern. Briefly describe what steps need to be taken for you to begin generating revenue, when you expect those

steps to be completed and the level of operations you expect to achieve with the net proceeds of the public offering. Provide more detailed disclosure in the Business Section of the steps, timing and funding required to achieve your various business objectives described in that section.

Risk Factors
There has been no public market for our common stock prior to this offering..., page 8

3.   You indicate that, if you fail to list on Nasdaq, you may seek quotation on the OTCQX Best Market or OTCQB Venture Market of the OTC Link ATS. Please revise to clarify that, if you are not approved for listing on Nasdaq, the underwritten offering of shares by the company will not be completed.

We may issue shares of preferred stock in the future..., page 17

4.   You indicate that your certificate of incorporation authorizes you to issue up to 800 million shares of preferred stock; however, your certification of incorporate does not authorize any shares of preferred stock. Please revise as this risk factor does not appear applicable to you. In addition, revise your disclosure under Description of Securities to indicate that you have 800 million authorized shares of common stock rather than 500 million shares.

Projections: Forward Looking Information, page 18

5.   This section references projections prepared by the company. However, we cannot locate any projections in the filing. Please advise.

Use of Proceeds, page 20

6.   We note that your intended use of net proceeds accounts for less than 100% of the proceeds of the offering. Please revise or advise. In addition, disclose the amount of proceeds that will be used to pay Darryl Payne's annual salary of $3.0 million under his new employment agreement.

Description of Business, page 23

7.   Refer to the first graphic on page 24 that states "350+ Live National Premium Channels & Live Concert Channels Coming Soon" and shows logos of well-known channels. Please disclose the extent to which you have streaming rights for these channels and if you have consent to use these companies' logos.

8.   Please disclose the material terms of your material streaming and content licenses.

Management's Discussion and Analysis Or Plan of Operation
Summary Overview, page 31

9.   You state in this section that management believes, without any additional funding or revenues, the Company does not have sufficient cash to finance its operations for a period of twelve months. You also state, however, that at this time, management does not anticipate it will be required to seek outside funding to keep its business operational for the next twelve months. Please revise to reconcile these two contradictory statements or advise.

Directors, Executive Officers, Promoters, and Control Persons and Corporate Governance, page 32

10.   We note that your director, Steven George, also serves as the Director of Sales and Marketing for the company. It appears you should identify Mr. George as an executive officer. Refer to the definition of executive office in Securities Act Rule 405.

Explanatory Paragraph in Our Independent Registered Public Accounting Firm Report, page 32

11.   Please revise to update the date of your most recent audited financial statements.

Directors, Executive Officers, Promoters, and Control Persons and Corporate Governance
Board of Directors, page 33

12.   You indicate in this section that your board of directors consists of five members. Section 32 of your bylaws, however, states that the Board will consist of four members. Please advise. Also, you have identified three directors and indicate that you have entered into an independent director agreement with Ms. Stephens. Please expand your disclosure to identify the individuals who will be nominated or chosen to become directors or advise. For those that have been nominated and have not signed the registration statement, file a consent to being named as about to become a director as required by Securities Act Rule 438. Finally, you disclose on page 34 that your board has appointed a separate Chairman of the Board who is not your Chief Executive Officer. Please identify the Chairman of the Board.

Employment Agreements, page 37

13.   Please file your employment agreement with Mr. Payne as an exhibit to the registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 43

14.   Please revise to disclose the loans made to you by your CEO. Refer to Item 404(d) of Regulation S-K.

Financial Statements, page F-1

15.   We note your filing includes an audit report for only the fiscal year ended December 31, 2023. Please revise to include an audit report for two years of financial statements.

16.   Please update your Subsequent Events footnote through the date of your filing.

General

17.   Please revise the prospectus cover page for each offering to reference the other offering being conducted at the same time.

18.   Please revise the prospectus cover page for the public offering to indicate that you are registering the representative warrants and the shares issuable upon exercise of those warrants. In addition, to the extent you retain a description of your business on the

        prospectus cover page, disclose that you are a development stage company and have not yet generated any revenue.

19.   The prospectus cover page for the resale offering states that the selling shareholders will offer and sell their shares "at a fixed price of $[ ] per share until our common stock is quoted on the OTCQB or OTCQX marketplace, or listed on a national securities exchange. Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices." This disclosure appears to indicate that the resale offering is not conditioned on either the completion of the public offering or being approved for listing on Nasdaq. If so, revise the prospectus for each offering to highlight this fact and that the selling shareholders may offer and sell their shares at prices below the price of the shares in the public offering. Disclose in the resale prospectus that purchasers may be buying shares in a company that does not receive proceeds from the public offering and discuss the consequences if the company does not receive this funding.

20.   Please revise the prospectus for the public offering, which is being conducted through a firm commitment underwriting, to remove disclosure that indicates that you may not sell all of the shares or that you are offering the shares on a best efforts basis. See, for example, disclosure under Use of Proceeds, Dilution and Determination of Offering Price.

21.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Kathleen Krebs at 202-551-3350 with any other questions.

                                                          Sincerely,

                                                        Division of Corporation Finance
                                                         Office of Technology